

October 27, 2023

Ashish Agrawal
Chief Financial Officer
CTS CORP
492 Indiana Ave.
Lisle, IL 60532

> **Re: CTS CORP**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 24, 2023**
> **Form 8-K Filed July 25, 2023**
> **File No. 001-04639**

Dear Ashish Agrawal:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations: Year Ended December 31, 2022 versus Year Ended December 31, 2021, page 22

1. Your disclosures indicate that you continue to experience significant inflation in material and freight costs as well as interruptions in the supply chain, particularly due to the global semiconductor chip shortages, and that the impact of supply chain disruptions and OEM shutdowns are expected to continue to have an adverse effect on your results but you are seeking to mitigate and minimize the impact. Please revise future annual and quarterly filings to quantify the impact these factors had on your operations during each period presented and more fully disclose and discuss the steps you are taking, if any, to mitigate them, including whether your mitigating efforts may introduce new material risks, including those related to product quality or reliability. In addition, revise future annual and quarterly filings to quantify the impact that changes in volume and average selling

prices had on net sales during each period presented and more fully disclose and discuss the factors that resulted in such changes. In addition, revise your disclosures related to changes in net sales in future quarterly filings to quantify the impact acquisitions had during each period presented.

Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 3 - Business Acquisitions, page 41

2. Please revise future filings to provide the disclosures required by ASC 805-10-502(h).

Form 8-K filed July 25, 2023

Exhibit 99.1

3. Please provide a more detailed description of the environmental expenses you eliminate from your non-GAAP measures and explain to us how you determined these expenses are not normal, recurring, cash operating expenses such that eliminating from non-GAAP measures is not appropriate based on Regulation G and Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In this regard, we note the expenses are incurred in each period presented and the related adjustments appear to represent all of the environmental expenses disclosed in the notes to your financial statements.

4. We note your description of discrete tax items includes non-recurring, infrequent, or unusual tax adjustments (e.g., valuation allowances, uncertain tax position changes, unremitted assertion changes and discrete impacts associated with pre-tax non-GAAP items, etc.). When you record adjustments for discrete tax items, please revise future filings to specifically identify what the adjustments relate to, explain how they are calculated, and explain how you determined they are appropriate and comply with Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

5. We note you present the non-GAAP adjustments you use to calculate your non-GAAP financial measure, Adjusted Diluted Earnings Per Share, net of tax, which is not consistent with our response to Question 102.11 in the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your non-GAAP reconciliations related to this measure in future filings to separately present the impact of income taxes. In addition, revise your disclosures related to Adjusted Net Income and Adjusted Diluted Earnings Per Share in future filings to explain how the tax impact of non-GAAP adjustments is calculated, which should be based on statutory income tax rates.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mindy Hooker at 202-551-3732 or Anne McConnell at 202-551-3709 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing